Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Grafiti Holding Inc. on Amendment No. 1 to Form S-1 (File No. 333-282359) of our report of Damon Motors Inc. dated September 26, 2024, which includes an explanatory paragraph expressing substantial doubt about the ability of Damon Motors Inc. to continue as a going concern, with respect to our audit of the consolidated financial statements of Damon Motors Inc. as of June 30, 2024 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 31, 2024